

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2012

Via Email
David Sher
Chief Executive Officer
c/o Greenbacker Capital Management LLC
570 Lexington Avenue, 48th Floor
New York, NY 10022

> **Re:** **Greenbacker Renewable Energy Corporation**
> **Registration Statement on Form S-1**
> **Filed December 28, 2011**
> **File No. 333-178786**

Dear Mr. Sher:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your filing includes several blank spaces. Please ensure that this information is completed in your next amendment. To the extent you cannot include any of this information with your next amendment, please provide us with a detailed explanation of when you expect to provide this information and the reason for the delay.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3. Please provide us with any and all supplemental sales material that you may use in connection with your offering, including material that will be used only by broker-dealers. Such material should not be used prior to our review. In this regard, please note

that sales materials must set forth a balanced presentation of the risks and rewards to investors and should be consistent with the representations in the prospectus.

4. You should avoid repeating disclosure in different sections of your filing that increases the size of the document but does not enhance the quality of information. For example:

- Your disclosure under the subheading "Our Competitive Strengths" beginning on page 3 appears to be nearly identical to your disclosure under "Competitive Strengths" beginning on page 66.

- Your disclosure under "Valuation of Investments" on page 57 appears identical to your disclosure under "Valuation Process" on page 78.

- Disclosure in your Q&A repeats information that appears in the summary.

Please revise these sections, and review your entire prospectus for repetitive disclosure and revise accordingly. Please note that we will not object to the use of cross-references to guide potential investors to the relevant disclosure. See Note 4 to Rule 421(b) of Regulation C under the Securities Act of 1933 and Instruction to paragraph 503(a) of Regulation S-K.

5. Please note that while Industry Guide 5 by its terms applies only to real estate limited partnerships, the requirements of Guide 5 should be considered, as appropriate, in the preparation of registration statements for blind pool offerings. In this regard, please revise to disclose prior performance information similar to that required under Item 8 and Appendix II of Guide 5.

6. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Prospectus Cover Page

7. Please revise the second paragraph on your cover page to disclose that your offering price is subject to a volume discount and provide a cross-reference to your volume discount disclosure. See Item 501(b)(3) of Regulation S-K.

Prospectus Summary, page 2

8. We note your statement in the first sentence on page 2 that the "summary highlights <u>some</u> of the information in the prospectus" (emphasis added). Please revise to remove any

indication that the summary does not address the key aspects of the filing. For guidance, see Instruction to paragraph 503(a) of Regulation S-K.

Greenbacker Renewable Energy Corporation, page 2

9. Please revise to clarify whether you expect to engage directly in any energy-related projects or businesses in addition to investing in energy-related businesses and projects. For example, we note the following disclosures: On page 61, you disclose that your primary sources of cash will include cash flows from electricity sales. On page 63, you disclose you expect to encounter credit risk related to counterparties to electricity sales agreements for your projects as well as the businesses in which you invest. If you expect to engage directly in energy-related projects or businesses, please tell us if and how this impacts the presentation of your financial statements using the specialized accounting principles applicable to investment companies.

Our Competitive Strengths, page 3

10. In general, you should avoid the use of technical business terminology in your prospectus summary. In this regard, we note that your discussion in the second bullet point on page 3 uses the terms "must-take contracts" and "off-takers." Please revise. See Rule 421 of Regulation C under the Securities Act of 1933.

11. Considering you have nominal assets to date, please revise the second sentence on page 4 to remove the presumption that you will be a well capitalized public company.

12. Please add disclosure with equal prominence and placement that balances your discussion of competitive strengths with a discussion of the competitive weaknesses and risks that could negatively impact these strengths. Alternatively, please include a clearly marked cross-reference to where such information can be found. By way of example only, with respect to your competitive strength disclosing the alignment of the interests of the company and GCM, please disclose or cross-reference to disclosure regarding the conflicts of interests that exist and to your disclosure regarding the risks that these conflicts pose to the company and investors.

13. Please also apply the above comments under this subheading to your disclosure beginning on page 66 under the subheading "Competitive Strengths."

Our Business Objective and Policies, page 4

14. Please revise to disclose that your board may change your operating policies, investment criteria and strategies without prior notice and without stockholder approval. Alternatively, please include a clearly marked cross-reference to where such information can be found.

David Sher
Chief Executive Officer
January 27, 2012
Page 4

15. Please tell us the basis of your statements beginning in the last paragraph on page 4 regarding solar energy. If any of these statements are based on your belief, please revise the statement to reflect as much and tell us the basis for your belief. If any of these statements are based on third party materials, please supplementally provide us with a copy of those materials clearly marked and tabbed to identify the support for the particular statement.

16. We note your disclosure in the first full paragraph on page 5 that your primary investment strategy is to acquire "controlling" equity stakes in your target assets and to oversee and supervise their power generation and distribution processes. Please revise your disclosure here and elsewhere throughout the document to clarify what you mean by "controlling" equity stakes. For example, the usual condition for a controlling interest by a commercial company is ownership of a majority voting interest, and therefore, as a general rule, ownership of more than 50 percent of the outstanding voting shares of another entity.   However we note your disclosure on page 56 that you will classify as "control investments" investments in companies in which you own 25% or more of the voting securities of such company or have greater than 50% representation on such company's board of directors. Please also provide disclosure in an appropriate place in the prospectus which explains, if true, that due to the preparation of your financial statements using the specialized accounting principles applicable to investment companies, you will not consolidate companies in which you have a controlling equity stake, nor will you apply the equity method of accounting to companies where your ownership stake provides significant influence over the conduct of the investee company.

About Greenbacker Capital Management, page 6

17. In the third sentence, you disclose that five GCM executives have a combined 39 years of experience in the energy, infrastructure and project finance sectors. Please do not combine this experience and instead revise to provide the individual experience of each executive or remove this statement. Please also revise the first paragraph on page 65 consistent with this comment.

The Offering, page 7

18. The first full paragraph on page 7 indicates that you will not sell any shares until you have raised gross offering proceeds of $2.0 million and that you refer to this threshold as the minimum offering requirement. Elsewhere in your filing, such as the third full paragraph on page 7, your disclosure indicates that the minimum offering requirement is the sale of 200,000 shares of common stock. Due to the potential application of volume discounts, as described on page 48, which result in gross proceeds to you of less than $10 per share, it does not appear that you are consistently applying the term "minimum offering requirement." Please revise or advise.

19. Please revise the second full paragraph on page 7 to state the interest rate applicable to the funds held in escrow, and make conforming changes throughout your filing.

Risk Factors, page 7

20. Please revise the first paragraph of this section to state that this is a summary of your risks and provide a page reference for your complete risk factor section.

Risks Related to Debt Financing, page 9

21. Please revise the first summary risk factor to include GCM's conflicts of interest with respect to the use of leverage and disclose, if true, that the base management fees payable to GCM will increase the more it uses leverage in connection with investments. Please also revise the last sentence of the first full paragraph in the first full risk factor on page 32 to clarify, if true, that the fees will in fact increase. Your current disclosure that you and your stockholders will bear the burden of any increase in your expenses, including any increase in the management or incentive fees payable to GCM, as a result of your use of leverage suggests that these fees may not increase.

How to Subscribe, page 10

22. We note your disclosure on pages 44 and 60 that "promptly following any … adjustment to the offering price per share, [you] will file a prospectus supplement … disclosing the adjusted offering price, and [you] will also post the updated information on [your] website at www.greenbackerrenewableenergy.com" as well as your disclosure in the first risk factor on page 32 that the purchase price will be determined at each closing date, and we have the following comments.

- Please explain how potential changes in your offering price at each closing date comply with Item 501(b)(3) of Regulation S-K.

- Where there is a change in the offering price between the date of the last prospectus supplement and the date of sale, please disclose how you will convey the current offering price to investors. See Securities Act Rule 159.

- We note the first full risk factor on page 19 that your board has the authority to modify or waive, among other things, your current investment criteria and strategies without prior notice and without stockholder approval. Please confirm how you will convey to investors any such changes to the extent material between the date of the last prospectus supplement and the date of sale.

- Please disclose whether a potential investor can withdraw its subscription agreement between the time of submission and the time of acceptance.

- Please revise your disclosure throughout your filing consistent with this comment.

23. Please clarify whether purchases above $2,000 must be made in $500 increments, as disclosed under this heading, elsewhere in your prospectus and in the investor

instructions to the subscription agreement, or in increments that are "at least $500" as disclosed on page 41 and in your suitability standards disclosure on page 119.

Management Fees, page 11

24. Please revise your summary to include the tabular disclosure beginning on page 96. Please include in this disclosure a cross-reference to the examples you provide beginning on page 91 under the subheading "Management Agreement."

Distributions, page 14

25. We note your risk factor disclosure on page 19 stating that "[i]n the event that [you] encounter delays in locating suitable business opportunities, [you] may pay all or a substantial portion of [y]our distributions from borrowings, the proceeds of this offering and other sources, without limitation." Please expand your Distributions summary to include similar disclosure.

Corporate Information, page 16

26. In the last paragraph on page 16 you state that you maintain a website at www.greenbackerrenewableenergy.com, but it does not appear that this website is active. Please advise us of the current status of your website and revise your disclosure accordingly.

Risk Factors, page 17

27. In general, risk factors that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor disclosure. Please either eliminate the following generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. See Item 503(c) of Regulation S-K.

- "Terrorist attacks, acts of war or natural disasters…", page 20
- "Unfavorable economic conditions or other factors…", page 20, and
- "Future litigation or administrative proceedings…", page 29.

This offering is initially a "blind pool" offering …, page 17

28. We note your disclosure in the second sentence of this risk factor that investors will be relying entirely on the ability of GCM and your board to select well-performing investments. In the penultimate sentence of this risk factor you disclose that you expect the board of directors will delegate broad investment discretion to GCM to implement your investment strategy. Please clarify whether your board will approve in advance the investment decisions of GCM. If not, please revise to provide separate risk factor disclosure.

Risks Related to Our Manager and Its Affiliates, page 22

29. Please add a risk factor under this subheading addressing the potential conflicts of interest caused by your manager, GCM, being primarily responsible for determining the net asset value of your portfolio as described under the subheading "Valuation of Investments" on page 57. Please add similar disclosure under the heading "Conflicts of Interest" on page 85.

Our Manager and its affiliates, including our officers …, page 22

30. We note your disclosure in this risk factor that the structure of your base management fees and incentive fees may encourage GCM to use leverage in connection with investments. In an appropriate place in your prospectus, please disclose whether your charter or any other document will place limits on your leverage and, regardless of whether there are such limits, whether your board will establish target limits of leverage.

The time and resources that individuals associated with our Manager devote …, page 23

31. Please disclose the percentage of time that GCM's officers, directors and other employees will spend managing you. Please also add this under the heading "Management Services" on page 88.

Risks Related to Our Investments and the Renewable Energy Industry, page 23

We may not control the projects in which we invest, page 30

32. Please revise to provide a separate risk factor disclosing that you may not be able to dispose of your investments as readily as you would like or at an appropriate valuation due to the lack of liquidity of your investments.

Questions and Answers About This Offering, page 40

Q: How long will this offering last?, page 40

33. Please expand your disclosure under this subheading on page 40 to address your option to extend the offering by 18 additional months.

Estimated Use of Proceeds, page 43

34. Net proceeds/amount available for investments under the minimum offering scenario does not appear to be mathematically correct based on gross offering proceeds less selling commissions, dealer manager fees and organization and offering expenses. Please revise or advise.

Plan of Distribution, page 44

35. Please expand this section to describe your option to extend the offer by 18 months beyond the initial 2 year period as described on page 7 of your filing. Please also describe the process by which such extension will be approved, and address the implications of Rule 415(a)(5) which generally limits offers such as yours to a period of 3 years from the initial effective date of a registration statement. See Rules 415(a)(5) and 415(a)(6) of Regulation C under the Securities Act of 1933.

36. Please expand the last paragraph on page 45 to clarify, as you have elsewhere in your filing, that subscriptions will be rejected within 10 business days of receipt.

Compensation of the Dealer Manager and Selected Broker-Dealers, page 46

37. Please revise your disclosure to briefly explain the purpose of the dealer manager fee and describe the services provided by the dealer manager.

Other Discounts, page 47

38. Please revise the first paragraph under this subheading on page 47 to state whether the proceeds received from the sale of shares in the friends and family program will be considered in reaching the minimum offering requirement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

Overview, page 53

39. We note your disclosure in the penultimate paragraph on page 54 that your organizational structure and tax profile are expected to allow you to effectively utilize tax incentives generated from projects in which you will hold controlling equity stakes to reduce the taxable income generated by your other investments. We also note your disclosure under the heading "Government incentives" on page 55 that you expect to take advantage of, and maximize the benefits of, governmental incentives from the development and sale of renewable energy. In an appropriate place in your prospectus, please revise to describe in more detail those aspects of your organizational structure and tax profile that are expected to contribute to your effective use of governmental tax incentives.

Critical Accounting Policies and Use of Estimates, page 56

Basis of Presentation, page 56

40. We note your disclosure in the first sentence under the Exit subheading on page 79 that your investments are generally not liquid and you expect you will hold your investments for the long term, but your manager may also seek to dispose of an investment if your

board of directors determines a sale is in your best interest. Please tell us how this disclosure is consistent with the notion of an investment company in ASC 946. In this regard, we note that in ASC 946-10-20 an investment company is defined, in pertinent part, as a separate legal entity whose business purpose and activities comprise investing with investment plans that include exit strategies. Your current disclosure is unclear in terms of whether you will enter into your investments with an exit strategy or the intent to exit after a certain period of time

Valuation of Investments, page 57

41. We note your disclosure under this heading and under the headings "Value Determination in Connection with This Continuous Offering" on page 59 and "Valuation Process" on page 78. To facilitate an investor's understanding of your valuation policies, please revise to provide a comprehensive discussion of these policies, including the information set forth below, in one location in your prospectus or explain to us why it is not appropriate to do so.

- Please expand your disclosure regarding how you calculate your net asset value and your net asset value per share, including describing how you will value each asset class you reasonably expect to hold. Please also tell us whether you expect to make any adjustments to your net asset value reported in your financial statements when calculating your offering price, such as for organizational and offering expenses related to your offering.

- Disclose how you will estimate your liabilities for the purpose of calculating net asset value.

- Disclose how frequently your audit committee and/or board of directors will review the appropriateness of your valuation methodologies.

- Disclose whether changes in your valuation methodologies require the approval of a majority of your independent directors.

- Disclose the factors that your board will consider in determining whether to engage an independent valuation firm.

- Provide investors with appropriate cautionary language on the limitations on the calculation of your net asset value.

Liquidity and Capital Resources, page 61

42. We note your disclosure in the penultimate sentence on page 61 that other sources of capital may include tax equity financings as well as your disclosure in the second paragraph on page 80 that you "may use tax equity structures to monetize tax attributes

that exceed a renewable energy project owner's federal income tax liability" and we have the following comments.

- Please revise to describe the term "tax equity financing."

- Please disclose the risks to the company and investors generally associated with such financing structures. In this regard, please tell us how an investment in a project with tax equity financing is consistent with your investment strategy of investing in income-generating renewable energy and energy efficiency projects, as we generally understand these structures to substantially limit the company's access to such income prior to any flip date, which could be ten or more years after the commencement of operations at a project. Please also clarify for investors, if true, that while you may invest in income-generating renewable energy and energy efficiency projects that have tax equity financing, the existence of such financing may substantially limit the company's ability to receive regular distributions related to that investment prior to any flip date.

- Please also tell us whether and, if so, how such financing arrangements would impact the marketability of these projects in the future in the event you elect, as a part of your liquidation strategy, to sell assets in your portfolio on an individual basis.

Business, page 64

43. Please expand this section to discuss the extent to which you expect your business to be seasonal. See Item 101(c)(1)(v) of Regulation S-K. In this regard, we note your disclosure in the last risk factor on page 30 that the results of the solar projects in which you invest may be impacted by of seasonal variations in demand and/or revenue recognition linked to construction cycles and weather conditions.

44. We note your disclosure in the first bullet on page 39 regarding potential environmental liabilities and the cost of compliance with applicable environmental laws and regulations. Please expand this section to provide the disclosure required by Item 101(c)(1)(xii) of Regulation S-K.

Market Opportunity, page 67

45. Please provide independent supplemental materials, with clear markings, cross-references and page references, supporting the statements that you make throughout this discussion regarding the industry. Where these statements are not supportable with independent third party data, please characterize them as your belief and tell us the basis for your belief.

Management, page 82

Conflicts of Interest, page 85

46. Please revise to disclose any policies you have regarding corporate opportunities presented to David Sher or Charles Wheeler that would be suitable for both the company and GCM or any of its affiliates.

Management Agreement, page 88

47. Please revise this section to summarize any termination provisions.

Compensation of the Dealer Manager and the Manager, page 96

48. We note your disclosure in footnote (3) on page 99 that you may reimburse GCM for costs incurred by GCM, its members and its affiliates on your behalf for, among other costs, salaries of its employees, employees of its affiliates and others. Please specifically state whether you will reimburse GCM for the salaries and benefits to be paid to your named executive officers. If so, please tell us what consideration you have given to providing the disclosure required by Item 402 of Regulation S-K regarding compensation of your named executive officers. See Item 402(a)(2), which requires disclosure of compensation paid "by any person for all services rendered in all capacities to the registrant."

Certain Relationships and Related Party Transactions, page 101

49. We note your disclosure in the penultimate paragraph on page 47 that shares in the friends and family program may be sold to your directors and officers as well as the directors and officers of GCM. Please revise to provide the disclosure required by Item 404 or explain to us why this is not required.

Share Repurchase Program, page 121

50. Please file your share repurchase program documentation as an exhibit to your registration statement. Please also provide your analysis as to the applicability of Rule 13e-4 under the Securities Exchange Act of 1934, Regulation 14E and Rule 102 of Regulation M to this program.

51. Disclosure in the second paragraph of this section indicates that you will repurchase shares at a price equal to the most recently disclosed net asset value. However, in the final paragraph on this page, you indicate that you will repurchase shares at a fixed discount to the price paid by security holders to acquire shares from you. Please reconcile these statements, or advise us as to their meaning.

Index to Financial Statements, page F-1

52. In the next amendment to the filing, please provide an audited balance sheet as of a date within 135 days of the date of filing the registration statement. Refer to Rule 3-01 of Regulation S-X.

Item 15. Recent Sales of Unregistered Securities, page II-2

53. Please provide the information required by Item 701 of Regulation S-K with respect to the common stock issued to James Weiner on December 28, 2011. In this regard, we note that you have not provided disclosure regarding the consideration paid and the exemption from registration that you relied upon.

Item 17. Undertakings, page II-3

54. Please provide the undertaking set forth in Item 512(a)(5)(ii) of Regulation S-K. Please also provide the entire undertaking set forth in Item 512(h) of Regulation S-K.

Exhibits

55. Please promptly file all of your required exhibits in order to allow the staff sufficient time to review them before you request acceleration of effectiveness. See Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney Advisor, at (202) 551-3485, Catherine Brown, Attorney Advisor, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Jay L. Bernstein
       Clifford Chance US LLP
       Via Email